August 24, 2012

MEMORANDUM

TO:	Division of Corporation Finance

Securities and Exchange Commission

FROM:	McDermott International, Inc.

RE:	Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011

(File No. 1-08430)

Response to Staff Comments

Set forth below are responses from McDermott International, Inc. (the “Company,” “we” or “us”) to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated July 25, 2012, concerning the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.

For your convenience, we are repeating each Comment prior to providing our response. The Comments are highlighted in bold.

Consolidated Financial Statements

Note 1 – Basis of Presentation of Significant Accounting Policies

Revenue Recognition, page 56

1.	We note your response to prior comment seven, including your analysis of ASC 250-10-50-4. It does not appear to us that this guidance should be applied to each individual contract when evaluating whether adjustments are material. It appears to us that all adjustments to contract estimates to complete should be evaluated in the aggregate, on a gross basis, by analogy to the examples illustrated in ASC 250-10-20. Specifically, similarly to revising service lives and salvage values of depreciable assets, or uncollectible receivables, the analysis is performed on an aggregated basis and not on an individual asset or receivable basis. Therefore, it continues to appear to us that the notes to your financial statements should be revised to disclose the impact of the aggregate changes in contract estimates on your results of operations, if material.

2.	We note your response to prior comment eight; however, we also note that contract estimates appear to be your most significant and critical accounting estimates. In order for investors to fully understand the impact of these estimates on your historical financial statements, as well as their susceptibility to change over a relatively short time period, we continue to believe you should quantify and discuss gross favorable and unfavorable contract estimates in your critical accounting policy disclosures in future annual and quarterly filings.

Because of the applicability of most of the items discussed in the Company’s response to both of the Comments, we are providing a combined response to both Comments.

We have considered the comments of the Staff and continue to believe that the requested aggregate change in estimate footnote and quantification of gross adjustments to contract estimates in MD&A disclosures (and related explanations) are not appropriate because:

(i)	we provide the required percentage-of-completion (“POC”) accounting-related disclosures, and we explain estimate changes related to specific projects when material;

(ii)	there is no aggregate disclosure requirement under U.S. generally accepted accounting principles (“GAAP”) (instead, a clear disclosure practice of focusing on changes in estimates relating to individual projects, when material, has been established from many years of public company practice, as reflected in numerous filings with the SEC);

(iii)	similarly, there is no aggregate disclosure requirement under the applicable requirements of Regulation S-K relating to MD&A or referenced in the SEC’s releases and other published guidance relating to MD&A (including those relating to disclosures about critical accounting estimates);

(iv)	providing the requested aggregate disclosure would not be meaningful to users of our financial statements and could be confusing, misleading or misunderstood;

(v)	providing the requested aggregate disclosure could be commercially harmful to us;

(vi)	the information required to make the requested disclosure is not readily available to our management; and

(vii)	significant differences exist between the Aerospace and Defense industry (where disclosures of this kind have begun to be made in recent periods) and the engineering and construction industry, and particularly the Company, that negate any potential value of providing the requested disclosure for our business.

These reasons are discussed in more detail below.

I. We Provide the Change in POC Estimate Disclosures Required by GAAP.

We execute revenue contracts through a variety of methods, principally fixed-price, but also including cost reimbursable, cost-plus, day-rate and unit-rate basis or some combination of those methods. In any given financial reporting period, we generally have 40 or fewer active contracts, which typically span a duration of one to three years, are performed in a variety of jurisdictions, and which may individually range from less than $50 million to more than $2 billion in total contract value. We generally recognize contract revenues and related costs utilizing the POC method, as outlined in Accounting Standards Codification (“ASC”) 605-35 (Revenue Recognition, Construction-Type and Production-Type Contracts). We review contract price and cost estimates periodically as the work progresses, and we recognize changes in estimates of contract revenues, costs and profits for contracts accounted for under the POC method using the cumulative catch-up method of accounting. The cumulative catch-up method of accounting is an acceptable alternative as described in ASC 605-35-25-82 through 25-84. This method recognizes current period cumulative effects for changes in estimates related to current and prior periods. Hence, the effect of the changes in estimates of contract performance is recognized in the current period as if the revised estimate had been used since contract inception.

Each quarter, we perform an analysis of each of our approximately 30-40 individual POC contracts to determine the estimated revenue and cost at completion, and the percentage of completion of each contract, which determines the amount of revenue and cost recognized in the current period on a contract-by-contract basis. To determine the estimates at completion, we make numerous estimates for revenue and costs that may be revised for a variety of reasons.

Generally, each contract we enter into represents a unique and individual cost center or unit of account that is subject to its own unique set of facts, circumstances and potential complications relating to accounting estimates. As noted above, we typically have 40 or fewer active contracts and the revisions to estimates are both positive and negative to the profit margin each quarter. Although there may be infrequent instances in which certain changes in facts and circumstances will have a similar impact on the estimated total costs to be incurred in a number of individual contracts (e.g., changes in pension- or employee-related expenses, etc.), the risks to which individual contracts are exposed are largely unique to the individual contract and customer specifications, such that our backlog of contracts in progress does not represent a homogenous group. We determine the effect of the revisions for estimates on an individual contract basis, which is consistent with the GAAP requirement to provide disclosure of material changes in estimates at the unit of account level. When we experience an individual favorable or unfavorable change in estimate that is determined to be significant to the results of our operations for the periods presented, we provide disclosures within MD&A (and, in the future, will provide disclosures in the footnotes to our financial statements) explaining such changes and their impact at the consolidated and reportable segment level. For an example of this disclosure, please see our MD&A discussion of operating income in our Annual Report on Form 10-K for the year ended December 31, 2011 and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, in which we disclose the impacts on operating results of changes in estimates on projects in our Asia Pacific segment, Brazil and Mexico.

II. GAAP does not Require the Requested Footnote Disclosure.

Neither ASC 605-35-50-9 nor ASC 250-10-50-4 require change in estimate disclosures at an aggregated level.

ASC 605-35-50-9 provides the following change in estimate footnote disclosure requirements for contracts within its scope:

Although estimating is a continuous and normal process for contractors, paragraph 250-10-50-4 requires disclosure of the effect of revisions if the effect is material.

ASC 250-10-50-4 (Accounting Changes and Error Corrections) provides the following financial statement footnote disclosure requirements for a change in accounting estimate:

The effect on income from continuing operations, net income (or other appropriate captions of changes in the applicable net assets or performance indicator), and any related per-share amounts of the current period shall be disclosed for a change in estimate that affects several future periods, such as a change in service lives of depreciable assets. Disclosure of those effects is not necessary for estimates made each period in the ordinary course of accounting for items such as uncollectible accounts or inventory obsolescence; however, disclosure is required if the effect of a change in the estimate is material. When an entity effects a change in estimate by changing an accounting principle, the disclosures required by paragraphs 250-10-50-1 through 50-3 also are required. If a change in estimate does not have a material effect in the period of change but is reasonably certain to have a material effect in later periods, a description of that change in estimate shall be disclosed whenever the financial statements of the period of change are presented.

ASC 605-35 requires the revenue measurement and recognition accounting principles for revenue recognized in accordance with its provisions to be applied to individual profit centers or contracts. These profit centers or contracts represent the ASC 605-35 unit of accounting.

The glossary to ASC 605-35 defines a profit center as follows:

The unit for the accumulation of revenues and costs and the measurement of income. For business entities engaged in the performance of contracts, the profit center for accounting purposes is usually a single contract. However, under some specified circumstances it may be a combination of two or more contracts, a segment of a contract or of a group of combined contracts.

ASC 605-35-25-4 then further elaborates on the concept of a profit center as follows:

The basic presumption should be that each contract is the profit center for revenue recognition, cost accumulation, and income measurement. That presumption may be overcome only if a contract or a series of contracts meets the conditions described for combining or segmenting contracts. A group of contracts (combining), and a phase or segment of a single contract or of a group of contracts (segmenting) may be used as a profit center in some circumstances. Since there are numerous practical implications of combining and segmenting contracts, evaluation of the circumstances, contract terms, and management intent are essential in determining contracts that may be accounted for on those bases.

Finally, ASC 605-35-25-85 through 25-86 provide the following guidance surrounding revisions to profit center or contract estimates when applying the POC method of accounting:

Adjustments to the original estimates of the total contract revenue, total contract cost, or extent of progress toward completion are often required as work progresses under the contract and as experience is gained, even though the scope of the work required under the contract may not change. The nature of accounting for contracts is such that refinements of the estimating process for changing conditions and new developments are continuous and characteristic of the process.

Revisions in revenue, cost, and profit estimates or in measurements of the extent of progress toward completion are changes in accounting estimates as defined in Topic 250.

In order to further elaborate and illustrate the application of the disclosure requirements in ASC 605-35-50-9, as provided above, the following example is explicitly included in ASC 605-35-55-2 through 55-10:

Rivet Construction Company is a nonpublic general contractor specializing in the construction of commercial buildings. Rivet has three long-term projects underway that are in various stages of completion. Rivet has a substantial history of making reasonably dependable estimates of the extent of progress towards completion, contract revenues, and contract costs, and it uses the percentage-of-completion method of accounting for all of its long-term contracts.

Shortly after December 31, 19X2, but before the 19X2 financial statements were issued or were available to be issued (as discussed in Section 855-10-25), subsoil conditions were discovered at the site of Project A that will require Rivet to incur substantial additional, unbudgeted costs in completing the project. The nature of the subsoil problem is unusual in the region in which Rivet operates. The additional estimated costs are not considered to be a normal, recurring contract-accounting adjustment. Engineers have estimated the additional construction cost to be 10 to 40 percent of the original estimated construction cost, with 15 percent ($1.5 million) being their best estimate, and delays in construction are expected to add an additional

3 to 7 percent to the cost of construction, depending on the time involved, with 5 percent ($500,000) being the best estimate. Accordingly, Rivet has revised upward its estimate of costs to complete the project by $2 million. Project A, which was begun in 19X1 under a fixed-price contract, is still expected to be completed in the coming year (19X3), and it is still expected to be profitable.

Rivet’s other two projects are proceeding as planned.

Rivet would make the following disclosure.

As a result of the discovery of unusual subsoil conditions at the site of Project A, estimated contract completion costs have been revised upward by $2 million. Due to uncertainties inherent in the estimation process, it is at least reasonably possible that completion costs for Project A will be further revised in the near-term by up to an additional $2.7 million. (emphasis added)

The phrase “due to uncertainties inherent in the estimation process” is an example of voluntary disclosure that is encouraged by paragraph 275-10-50-9. Also, because this contract is still expected to be profitable, the estimate does not involve a loss contingency covered by Subtopic 450-20. Accordingly, disclosure of an estimate of the range of the possible change in estimate is not required.

In addition to any disclosures regarding the change in estimates that might be required by paragraph 250-10-50-4, the disclosure requirements of paragraphs 275-10-50-8 through 50-9 that focus on the effects of possible near-term changes in estimates apply in this Example because it is at least reasonably possible that the estimated cost of completing Project A will change in the near term and that the change will be material to the financial statements.

Paragraph 250-10-50-4 requires disclosure of the effect of significant revisions of estimates if the effect is material.

Disclosure of the potential for changes in other estimates used in determining amounts reported for Rivet’s long-term contracts is not required because, given Rivet’s history of making similar estimates, it is not considered at least reasonably possible that they will change in the near term by amounts that would be material to the financial statements. (emphasis added)

In light of the above information, we believe that registrants applying ASC 605-35 should first apply the ASC 605-35 measurement and recognition principles for POC contracts at the profit center/unit of accounting level. Further, registrants should evaluate the significance of changes in estimates, and thus the requirement to disclose material changes in estimates in accordance with ASC 250-10, at this same profit center/unit of accounting level. This is consistent with the example provided in the implementation guidance in ASC 605-35.

Of significant note in this assessment is that the above example does not illustrate changes in estimate for all of Rivet’s POC contracts in the aggregate, but instead focuses on which particular contracts experienced material changes in estimates. The example disclosures are not provided in an aggregate form, but instead focus on the specific and material changes in accounting estimate for an individual profit center/contract. If the intent of the disclosure requirements in either ASC 605-35 or ASC 250-10 were to provide the total aggregate change in accounting estimate for all of Rivet’s POC contracts, the example disclosure would have been provided, or amended, in such a way that it would have focused on Rivet’s changes in POC contract estimates in the aggregate, in addition to providing disclosure at the specific contract/unit of account level.

ASC 605-35 requires a profit center/unit of accounting approach, whereas ASC 250-10 requires disclosure for changes in estimates that are material to the financial statements as a whole. As noted above, ASC 250-10-50-4 contains a concept of providing aggregated disclosures for changes in estimates associated with potentially homogenous populations of items such as accounts receivable and inventories. However, the clearly applicable requirements set forth in ASC 605-35 and the related example disclosures are more appropriate to consider and should not be overtaken by an analogy to the service lives and salvage values of depreciable assets or uncollectible receivables examples set forth in ASC 250-10-50-4.

Further, there is no interpretive guidance or literature which clarifies the interaction between ASC 605-35 and ASC 250. In Appendix A to this Memorandum, we have provided a further detailed elaboration and assessment on the findings and application of the guidance identified below, none of which requires the requested disclosure.

•	The requirements for financial statements and footnotes prepared in accordance with SEC Regulations S-K and S-X

•

Interpretive literature provided in SEC Financial Reporting Policies (“FRP’s”), Staff Accounting Bulletins (“SAB’s”), and supplemental SEC guidance and interpretations provided in various speeches, training manuals, and Q&A’s

•	ASC 275- Risks and Uncertainties (formerly AICPA SOP 94-6, Disclosure of Certain Significant Risks and Uncertainties)

•	The AICPA Audit and Accounting Guide: Federal Government Contractors, as well as the AICPA Audit and Accounting Guides: Construction Contractors

•

Additional areas of GAAP which may provide analogous situations in which the individual unit of account for a particular transaction may be at a disaggregated level (such as the ASC 605-35 profit center level), but for which footnote disclosures are required for changes in accounting estimate on an aggregated basis

Therefore, we believe that quantitative footnote disclosures are not required for aggregated changes in POC contract estimates.

It is of significant note that disclosure requirements in ASC 605-35 have been in effect for over 30 years. Further, the disclosure requirements in ASC 250-10-50-4 have been in effect for more than seven years since Statement 154. Although there may be a small number of SEC registrants (primarily in the Aerospace & Defense industry group) applying ASC 605-35 and ASC 250-10 that do provide disclosures for the impacts on earnings associated with the aggregated changes in POC contract estimates, the overwhelming majority of SEC registrants across multiple other industries who have been applying this same accounting guidance for decades do not provide such aggregate disclosures. We believe that the fact that the majority of SEC registrants applying ASC 605-35 do not provide such disclosures demonstrates that this disclosure is not required by GAAP or other authoritative accounting literature. Instead, consistent and pervasive practice has been to provide disclosure, where material, at the individual contract level.

III. The Requested MD&A Disclosure is not Required.

Our critical accounting policies disclosure, as set forth in our Form 10-K for the year ended December 31, 2011, discusses key estimates and assumptions made within our POC calculations and provides examples of those items. We reviewed, and believe we are in compliance with, the MD&A requirements prescribed in Financial Reporting Codification section 501.14, which states that “companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.” As discussed in this memorandum, the aggregate change in estimate information requested by the Staff is not “reasonably available” and would not “provide material information to investors.”

We believe that our MD&A disclosures relating to change in POC estimates are in accord with the SEC’s interpretive guidance relating to critical accounting estimates. That guidance notes that a company should address material implications of uncertainties associated with the methods, assumptions and estimates underlying the company’s critical accounting measurements. It also states that companies should consider whether they have made accounting estimates or assumptions where: (1) the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and (2) the impact of the estimates and assumptions on financial condition or operating performance is material.

When we experience an event or a significant change in estimate that is known to management that could have a material impact on reportable financial information, we have and will continue to provide appropriate and clear qualitative and quantitative disclosures within MD&A explaining the nature of such event and its impact at the consolidated and reportable segment level. The explanations we provide on an individual contract basis correlate to how our management views and operates the Company’s business. We believe those explanations provide meaningful information to users of our financial statements and offer appropriate insight into the quality of our results of operations for the period presented (including the impact of certain estimates). We believe this information also provides an outlook as to the susceptibility of such matters to change. We do not believe that providing the requested aggregate disclosure would further assist investors in understanding the impacts of our POC estimates and assumptions or the susceptibility of those estimates and assumptions to change.

In addition to the guidance referred to above, we note that Regulation S-K does not contain any requirement for disclosure regarding changes in POC accounting estimates at an aggregate level.

Item 303(a)(3) of Regulation S-K states as follows:

Results of operations. (i) Describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected. In addition, describe any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations.

Based on the requirements of Item 303(a) of Regulation S-K, we understand that, if changes in our POC estimates are unusual or infrequent and are material to an individual period reported, then our disclosures in MD&A should adequately inform users of our financial statements of the nature and magnitude of such changes. Accordingly, as discussed above, when we experience an individual favorable or unfavorable change in estimate that is determined to be significant to the results of our operations for the periods presented, we provide disclosures within MD&A explaining such changes and their impacts at the consolidated and reportable segment levels. However, Regulation S-K does not provide any disclosure requirement surrounding the need for providing ASC 250-10 or ASC 605-35 change in estimate disclosures at an aggregate POC change in estimate level.

IV. The Requested Disclosure would not be Meaningful.

Our management team does not prepare or analyze an aggregation of gross favorable or unfavorable changes, or net changes to our contract estimates, and we do not analyze an aggregation of individual changes to our contract estimates. Our contracts are typically unique, as are the offshore marine structures that we design, build and install. Because they are unique and different factors can influence changes in our contract estimates, an aggregation of those changes, whether gross or net, would not be useful in making business decisions or evaluating operating results. Further, given the number of contracts that we may have ongoing at any given point in time, we do not believe that the aggregation of the effects of immaterial or unrelated changes in individual estimates where no common driver exists would provide meaningful information at the reporting segment or consolidated level.

Users of our financial statements include investors, creditors and customers. Such users frequently inquire and seek information regarding both our historical and future results of operations, with a significant focus being the assessment of historical results and disclosures in order to make judgments and predictions about the impact or potential impact on future results of operations. Aggregate disclosure would not be useful to such users and instead could be confusing, misleading or misunderstood. Aggregate disclosures by their nature would reflect a combination of a number of projects, in various stages of completion in various end markets and geographies, with different customers and varying operational scopes (including marine-only projects and fabrication-only projects), all of which may be impacted by different factors (such as weather, sea conditions, customer requirements, local labor issues, local governmental and regulatory requirements, etc.).

By disclosing material changes in individual projects, we are able to also disclose the status of such project. For example, we have stated that, with respect to recent material changes to estimates of a specific project, the project is now complete. In another instance, we disclosed the factors that influenced the project and disclosed that the project was expected to be complete in a specified future quarter. In these instances, users were able to understand, not only the specific project circumstances (location, scope, customer, timing, progress, etc.) giving rise to the estimate change, but also (and perhaps more importantly) significant qualitative information (such as expected period of completion, remaining work scope, extent of unrecognized but potential revenue from customer claims, etc.) about the potential future outcome of the project and its impact on our future results of operations.

Additionally, given the diversity in practice that we have noted within the disclosures provided by the Aerospace & Defense registrants, we are concerned that requiring aggregate disclosures of changes in POC estimates could compromise the usefulness and comparability of financial statement and MD&A disclosures within our industry group. We are particularly concerned with the likelihood that the implementation of such aggregate disclosures would result in the use of a number of registrant-specific assumptions and approximations in connection with the calculation of the quantitative amounts to disclose. This would almost certainly lead registrants to disclose information derived from significantly different calculation methodologies. As a result, such disclosures would not be meaningful or comparable.

V. The Requested Disclosure Could be Commercially Harmful to Us.

Providing aggregate disclosure that could be confusing or misleading to, or misunderstood by, our customers and competitors could also be commercially harmful to us, particularly if such information is used to make inappropriate assumptions or predictions about other projects on which we are bidding or engaged in discussions regarding change orders, claims or expansions in scope of work.

In addition, while many registrants who utilize POC accounting have hundreds (or, in some cases, thousands) of contracts active at a given point in time, we have a much smaller number of active contracts, particularly when considered at an operating segment level. When considered at the consolidated or segment level, it is not uncommon for us to derive a significant portion of our operating revenue and income in a period from a small number of large contracts. Therefore, disclosures of changes to our contract estimates, whether gross or net, along with clear and precise explanations of those changes which are not required by GAAP and not similarly provided by our competitors, may provide information to a customer or competitor that could be potentially harmful to our ongoing operations and market competitiveness.

A relevant example of such potential harm relates to the fact that our contracts and related scopes of work often experience some level of change, particularly when the contract is relatively long in duration. Those changes can result in unpriced change orders or claims that need to be negotiated (we account for these situations under guidance outlined in ASC 650-35-25-28 and ASC 650-35-25-31). Implicit in that guidance is the notion that we may be required to make estimates and adjust our contract revenue and cost estimates prior to complete and final agreement on the changes or claims with our customer. If required to aggregate, quantify, disclose and explain changes, whether gross or net, including those referred to above, on a quarterly basis in advance of final agreement with our customer, such disclosures would likely provide readers of our financial statements, including our customers and competitors, with valuable information about the magnitude of our assumptions and predictions on the outcome of those discussions. Our customers or competitors could use that information as a means to guide their counter-offers or competing proposals in a manner that is beneficial to them and harmful to us. We are particularly concerned that the combination of the disclosure of the changes in individual contracts that we already provide and the requested disclosure of aggregated changes in our contracts, along with clear and precise explanations of those aggregate changes, would provide a roadmap that could be used to our detriment.

Furthermore, we note that our primary competitors have international headquarters and follow International Financial Reporting Standards, which do not require the aggregate change in estimate disclosure requested by the Staff. Accordingly, because those competitors are allowed to satisfy the U.S. financial statement filing requirements without providing such disclosure, requiring us to provide such disclosure could exacerbate the commercial harm to which we may be exposed described above.

VI. The Information Necessary for the Requested Disclosure is not Available.

Our existing accounting systems are designed to update our revenue and cost estimates on a monthly basis and account for our long-term construction contracts using POC, as applied to each contract or unique and individual unit of account. While our project and accounting systems are designed to fully support the estimation and accounting process necessary to maintain POC accounting for each of our contracts so designated in accordance with GAAP, they are not designed to capture aggregate individual changes across all of our contract estimates or the aggregate effects of cumulative catch-up adjustments related to those changes. Additionally, our systems are not designed to segregate components within a contract or aggregate components across all of our contracts that arise due to change orders, scope growth or other items which are less dependent on judgment and estimates.

As a result, in order to provide the requested disclosure, based on the information available to us, we would be required to make a number of assumptions and approximations about variables that our accounting and control systems, procedures and processes (including internal control over financial reporting) are not designed to capture on an aggregate basis across all our POC contracts.

Deriving aggregate information from our records would require a substantial amount of manual effort and the implementation of significant new processes and/or systems. Furthermore, any aggregate disclosure we would provide would have to be of amounts that are accurate and appropriately subject to our system of internal controls over financial reporting, as well as be subjected to audit by our independent registered public accounting firm. All of these requirements would add to the time and expense of implementing an aggregate disclosure requirement.

VII. Significant Differences Exist Between Aerospace & Defense and Our Industry.

While the Staff appears to believe the requested disclosures are relevant and meaningful information for readers of financial statements of registrants in the Aerospace & Defense industry, we believe that there are clear distinctions between the Aerospace & Defense industry and the engineering and construction industry, and in particular the Company, that justify a differentiation with respect to the requested disclosures.

First, a significant part of the business and operations of many Aerospace & Defense companies includes U.S. Government contracting, which is a business that we do not conduct. U.S. Government contractors must comply with various accounting and reporting requirements (such as those mandated by the Federal Acquisition Regulation) and are subject to other regulatory reviews (such as government audits of cost accounting practices), which are not applicable to the Company or other engineering and construction companies that do not perform work for the U.S. Government.

Second, while some Aerospace & Defense companies have thousands (or even tens of thousands) of contracts, we typically have 40 or fewer contracts underway at any given time. Furthermore, we have such a small number of contracts that it is not uncommon in a given quarterly reporting period for one of our segments to have only a few contracts (or in some cases only one) which had material estimate changes. Aggregate disclosures may be more relevant in situations where the registrant has many contracts (such as in the Aerospace & Defense industry) and where it would not be practical to provide meaningful explanations of material changes for individual projects to readers of financial statements. This is not the case with the Company.

Also, in contrast to the Aerospace & Defense registrants that provide aggregate disclosures of changes in POC estimates, we have substantial offshore marine construction operations, which are highly sensitive to weather, sea conditions and other local factors, including the transport and installation of complex offshore structures and pipelines, and which are performed in numerous geographic regions around the world by a diversified fleet of marine vessels. In this connection, it is important to note that over 95% of our 2011 revenues were earned outside the United States. As a result, the wide variety of factors impacting our POC estimates (including regional weather conditions, sea conditions, customer requirements, local labor issues and local governmental and regulatory requirements) make aggregating information regarding changes in POC estimates significantly less valuable than may be the case with respect to an Aerospace & Defense registrant.

Conclusion.

We believe disclosure of aggregate changes in contract estimates is not appropriate. We provide the required POC disclosures and explanations of changes in estimates with respect to individual projects, when material. Neither existing authoritative GAAP nor related interpretive accounting literature requires footnote disclosure of aggregate impacts on earnings for changes in POC accounting estimates. Similarly, neither the applicable requirements of Regulation S-K relating to MD&A nor the SEC’s releases and other public guidance relating to MD&A establish any such aggregate disclosure requirement. To determine now that such disclosures are required would effectively be changing over 30 years of public company disclosure practices across a variety of industries. Further, we do not believe this disclosure would be meaningful to users of our financial statements, and it could be confusing, misleading and misunderstood. Such disclosure could also be commercially harmful to us. In addition, the information necessary to provide such disclosures is not readily available to our management. Furthermore, significant differences exist between the Aerospace & Defense industry and the engineering and construction industry, and particularly the Company, that negate any potential value of providing the requested disclosures for our business.

Finally, we believe that, if the Staff determines that disclosure of aggregate changes in POC contract estimates is necessary, notwithstanding the long-developed history of registrants not providing such disclosure, it would not be appropriate to implement this new requirement through the Staff’s review and comment process with respect to periodic filings made by SEC registrants. Instead, this matter should be formally subjected to the Financial Accounting Standards Board (“FASB”) standard-setting processes or through the SEC rule-making process, with the issuance of a formal release detailing, among other things, transition guidance so that all registrants are required to adopt the disclosures at the same time. Such standard-setting or rule-making process would provide an appropriate transition period to allow us and other affected registrants to modify accounting and control systems, procedures and processes (including internal control over financial reporting), in order to allow the provision of accurate and auditable information.

Appendix A—Analysis of Relevant Disclosure Requirements

SEC Regulation S-X

In reviewing the requirements of SEC Regulation S-X, we did not note or identify specific requirements for disclosures surrounding changes in accounting estimates that would provide explicit guidance as to whether the changes in estimate being evaluated are required at a unit of account level vs. at an aggregate level.

Interpretive SEC Literature

The SEC has provided various forms of interpretive accounting and disclosure guidance. In evaluating the various SEC interpretations provided in the areas of contract accounting and changes in accounting estimates, we found the following to be relevant to the discussion herein:

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The SEC Staff does not appear to have provided direct commentary through speeches or other interpretive guidance regarding the specific application of the ASC 250-10 or ASC 605-35 change in estimate disclosure requirements at the unit of account level vs. at an aggregate POC change in estimate level.

•

On May 31, 2001, former SEC Chief Accountant Lynn E. Turner provided the following view on disclosures of changes in estimate while providing a speech at the 20th Annual SEC and Financial Reporting Institute Conference:

Something that we are seeing with increasing frequency, and is of concern to the staff, is the use of changing estimates to make the numbers. While changes in estimates may be perfectly acceptable when supported by real economic facts, too often today the staff is seeing companies changing estimates when the underlying economics of the business do not support the change, and without any disclosure to investors. As such, investors are unwarily using numbers for investment decisions that lack transparency, consistency and comparability. And there is no way to know that.

I would urge companies and their auditors to carefully review such changes to ensure they are appropriate, timely and adequately supported with sufficient competent evidential matter. In addition, companies and their auditors need to be sure their disclosures fully comply with the requirements of Accounting Principles Board Opinion No. 20, Accounting Changes (APB No. 20), regarding the need to disclose material changes in accounting estimates. Paragraph 33 of APB No. 20 specifically requires registrants to disclose the effect on income and per share amounts for a change that affects several future periods. The staff expects strict compliance with the provisions of APB No. 20.

Similarly, as required by Item 303 of Regulation S-K, registrants should also disclose in MD&A changes in accounting estimates that have a material effect on the financial condition or results of operations of the company, or trends in earnings, or would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.

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The SEC issues Financial Reporting Policies (“FRPs”) which are to be applied by SEC filers. Two of these FRPs include FRP 206- Disclosures Related to Defense and Other Long-Term Contract Activities, and FRP 216 – Disclosure of Unusual Charges and Credits to Income. While FRP 206 applies directly to contractors and contract accounting, this FRP does not provide any further guidance or interpretive information that is pertinent to the Accounting Question discussed herein. FRP 216 does state that SEC filers should provide disclosures which are consistent with MD&A requirements in section 302(a)3 described above, however it does not explicitly state that such disclosures are required to be provided in the notes to the financial statements vs. through MD&A disclosure.

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The SEC has provided a number of explicit interpretations of required disclosures in situations in which the unit of account vs. aggregate disclosure requirement may come into question. In such situations the Staff has been explicit that disclosures are required whether the changes are material to the financial statements either individually or in the aggregate. Examples of such interpretations include the following (emphasis):

SAB Topic 5W (Contingency Disclosures Regarding Property – Casualty Insurance Reserves for Unpaid Claim Costs) – Question 3

Question 3: Does the staff have an example in which specific uncertainties involving an individual claim or group of related claims result in a loss contingency the staff believes requires disclosure?

Interpretive Response: Yes....

The disclosure concepts expressed in this example would also apply to an individual claim or group of claims that are related to a single catastrophic event or multiple events having a similar effect.

SAB Topic 6L (Financial Reporting Release 28 — Accounting For Loan Losses By Registrants Engaged In Lending Activities) – Question 1

This staff interpretation applies to all registrants that are creditors in loan transactions that, individually or in the aggregate, have a material effect on the registrant’s financial statements.

Although the above interpretive guidance provided by the SEC does make it clear that disclosures surrounding changes in estimates are necessary, required, and are of concern to the SEC Staff, it does not appear that the above guidance provides additional insight as to the appropriate level of disclosure for POC estimates under ASC 605-35 and ASC 250-10. In fact, the SEC has provided various interpretive examples in which clarification of disclosure requirements has been necessary, but has not directly discussed the appropriate level for disclosures of changes in POC accounting estimates.

ASC 275 – Risks and Uncertainties

The disclosure requirements of ASC 275-10-50-6 and 50-15 state the following in part (emphasis):

This Subtopic requires discussion of estimates when, based on known information available before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25), it is reasonably possible that the estimate will change in the near term and the effect of the change will be material. The estimate of the effect of a change in a condition, situation, or set of circumstances that existed at the date of the financial statements shall be disclosed and the evaluation shall be based on known information available before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25).

....

Disclosure regarding an estimate shall be made when known information available before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25) indicates that both of the following criteria are met:

a. It is at least reasonably possible that the estimate of the effect on the financial statements of a condition, situation, or set of circumstances that existed at the date of the financial statements will change in the near term due to one or more future confirming events. (The term reasonably possible as used in this Subtopic is consistent with its use in Subtopic 450-20 to mean that the chance of a future transaction or event occurring is more than remote but less than likely.)

b. The effect of the change would be material to the financial statements.

The disclosure shall indicate the nature of the uncertainty and include an indication that it is at least reasonably possible that a change in the estimate will occur in the near term....

Whether an estimate meets the criteria for disclosure under this Subtopic does not depend on the amount that has been reported in the financial statements, but rather on the materiality of the effect that using a different estimate would have had on the financial statements. Simply because an estimate resulted in the recognition of a small financial statement amount, or no amount, does not mean that disclosure is not required under this Subtopic.

The following are examples of assets and liabilities and related revenues and expenses, and of disclosure of gain or loss contingencies included in financial statements that, based on facts and circumstances existing at the date of the financial statements, may be based on estimates that are particularly sensitive to change in the near term: ...

m. Amounts reported for long-term contracts.

Based on the above guidance, the focus and intent in providing ASC 275-10 disclosures is to inform readers of possible future changes in estimates which may have a material impact on future financial statements. However, ASC 275-10 does not appear to further clarify the disclosure requirements of ASC 605-35, or its interaction with the disclosure requirements of ASC 250-10. We again did not find explicit clarification as to whether changes in accounting estimates for ASC 605-35 contracts should be provided at the profit center/unit of account level vs. at an aggregate change in POC estimate level. The guidance provided above focuses on “a change in estimate,” and not on “aggregate changes in estimate.”

AICPA Guides

The AICPA Construction Guide provides the following discussion surrounding changes in POC accounting estimates (emphasis):

2.19 FASB ASC 605-35-25-86 establishes that revisions in revenue, cost and profit estimates, or measurements of the extent of progress toward completion are changes in accounting estimates as defined FASB ASC 250, Accounting Changes and Error Corrections. Refer to paragraph 6.27 in this guide for additional discussion of revised estimates.

6.27 Revisions in estimates of the percentage of completion are changes in accounting estimates as defined in FASB ASC 250, Accounting Changes and Error Corrections. FASB ASC 605-35-50-9 states that, although estimating is a continuous and normal process for contractors, FASB ASC 250-10-50-4 requires disclosure of the effect of revisions if the effect is material. The effect on income from continuing operations, net income (or other appropriate captions of changes in the applicable net assets or performance indicator), and any related per-share amounts of the current period should be disclosed for a change in estimate that affects several future periods. Additionally, if a change in estimate does not have a material effect in the period of change but is reasonably certain to have a material effect in later periods, a description of that change in estimate should be disclosed whenever the financial statements of the period of change are presented.

In addition, the AICPA Federal Government Contractor Guide provides the following guidance:

3.33 Contract cost estimates change as contract modifications occur, as more experience is acquired, and as additional information is obtained. Therefore, accounting estimates should be reviewed and updated regularly over the term of contract performance. The updates may vary in degree from refining estimates at the major cost element level to generating a completely revised contract cost estimate at the cost-center level. The frequency of such review and updating may depend on financial, contractual, or other reporting requirements.

3.34 Assuming the percentage-of-completion method is used, a change in the estimate of total contract cost could cause a change in the fee-accrual rate for a cost-reimbursement contract or a change in the profit-accrual rate for a fixed-price contract for financial reporting purposes. Paragraphs .82 through .84 of SOP 81-1 discuss accounting for such changes, and such changes should be accounted for in conformity with FASB Statement No. 154. Consequently, the cumulative effect of the change should be included in the accounting period in which the change is made. This is accomplished by adjusting the total amount of fee or profit recorded to date to bring that amount into agreement with the amount that would have accrued had the newly determined fee or profit rate been applied in all earlier accounting periods. Under this method, the amount of accrued fee or profit at any point in time should be in conformity with the current cost estimate for that contract. This method is consistent with the percentage-of-completion method based on the relationship of incurred costs to estimated total costs after giving effect to estimates based on the most recent information.

3.82 The government contractor may be faced with significant problems in performing long-term contracts and estimating contract costs, profits, and losses. Those problems are often more severe for the contractor performing contracts that call for complex systems or involve significant technological advances. Although it is not possible to describe the many situations that may be encountered or indicate the specific financial statement disclosures that may be appropriate in each instance, the obligation exists to disclose information affecting the conclusions formed by a reasonably informed reader, including contingencies. Following are situations and types of information that affect income statement comparability and, therefore, may indicate a need for amplification in the notes to financial statements:

•	Unusual or infrequent contract price adjustments

•	Substantial provisions for loss

•	Material changes in contract estimates

•	Substantial incentive income

•	Significant claims revenues

•	Significant problems encountered in the performance of contracts materially affecting operations

The above AICPA guides provide no explicit clarification on the disclosure requirements of ASC 605-35 at the profit center/unit of account vs. the aggregate change in POC estimates level. It would appear as if the AICPA guides leave open to interpretation the determination as to whether a change in estimate is required only at the unit of account level vs. at the aggregate POC estimates level. Thus, this guidance does not provide an explicit requirement for applications of ASC 605-35, such as the Company, to provide an aggregate change in estimate disclosure.

In the Company’s set of facts and circumstances presented, it typically has less than 50 individual and largely non-homogenous contracts/units of account. These contracts are different from the homogenous pool of items such as accounts receivable and inventory that are contemplated in ASC 250-10-50-4 above. Given that these contracts are accounted for under the POC method at an individual unit of account basis, and that cumulative catch-up adjustments can be made for a varying degree of reasons, we believe it would be most relevant to a reader of the financial statements to provide financial statement footnote disclosures associated with changes in estimates on individual POC projects, and to provide aggregated disclosures in situations in which the Company encounters a specific factor that has led to a common change in estimates across a group of contracts or projects as a whole (e.g., a significant change in costs of materials or labor that are used commonly on multiple contracts, which would lead to a pervasive change in POC estimates across those contracts). Even then, if the Company encounters a common change, it would likely be most relevant to users of the financial statements to understand the impacts of that change, and not necessarily the impacts of all changes in estimate which would be necessary under an aggregated change in all POC estimates disclosure.

A change in contract estimate can occur for varying reasons including:

•	changes in the expected costs of materials and labor, productivity, scheduling and other factors;

•	external factors such as weather, customer requirements, and other factors outside of our control;

•	the identification, management and monitoring of other risks and opportunities in our contracts and our estimates based on our ability to mitigate risks and take advantage of opportunities;

•	change orders, which are a normal and recurring part of our business, which can increase or decrease (sometimes substantially) the scope of the work and therefore the revenue and cost of a job.

A reasonable interpretation is that users of the financial statements would be more informed through disclosure of material changes in individual material contract or common accounting segment level changes in estimates, as are currently being provided by the Company. In fact, in certain circumstances it could be difficult for an investor to evaluate and analyze disclosures provided for only a single-dollar amount associated with the aggregated impacts of the changes in estimates on up to 50 individual contracts. This would be true if for instance the Company had significant individual contracts/units of account with material changes in estimates, but these changes netted against one another to an aggregated amount that was not material. To only provide an aggregate footnote disclosure of this amount may potentially be misleading in such a circumstance unless this disclosure was provided for the absolute impacts of all positive changes and all negative changes such that a user was aware of netting of the changes in evaluating the aggregated change in estimate disclosure. We believe this concept is most adequately summarized in the discussion emphasized above.

Analogous Areas of GAAP

There are various areas in GAAP accounting literature in which estimates are made at a unit of account level, but for which results are reported and disclosures provided at a more aggregated level.

As such, we sought to evaluate specific areas which may be analogous situations to the profit center/unit of account disclosure issue presented in ASC 605-35 and ASC 250-10. In completing this analysis the following specific and analogous areas of GAAP were identified and further evaluated:

•

Loans/Receivables (ASC 310- Receivables) – Loans and receivables are often evaluated for impairment (a change in accounting estimate) at various disaggregated unit of account levels, and often are evaluated using two impairment methodologies (specific identification and contingent liability). Due to the multiple methodologies being applied in impairment assessments, and due to the perceived need for an enhancement to the disclosure requirements of policies on impairments of these assets, the FASB issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, in 2010. This ASU provides a requirement that specific footnote disclosures are necessary for certain loans and receivables at a level that is based on the “class of financing receivable” or “portfolio segment.” This concept provides that while aggregate changes in estimate may be made for all loans and receivables, the appropriate level for disclosure of such changes is at a more disaggregated, or partially disaggregated level that is most relevant to users of the financial statements in understanding risks associated with a particular pool of assets. While not disaggregated to a unit of account level such as with POC contracts, the required disclosures are at a level at which a lender is exposed to homogenous asset collectability risk, and do not require a netting of disclosures associated with potentially differing risks. This appears to provide an area in the accounting literature where the FASB has recognized a need for a clarification in disclosure requirements, and has concluded that disclosure at a partially disaggregated, or risk classification level is most appropriate.

•

Contingent Liabilities (ASC 450 – Contingencies) – Requires that loss contingencies be accounted for at an individual unit of account for each individual loss contingency. Further, the disclosure requirements in ASC 450 provide that footnote disclosures are necessary for material loss contingencies. There is no requirement to disclose the aggregate amount of all loss contingencies, or the aggregate changes in estimates associated with all loss contingencies in the financial statements. Similar to the considerations when accounting for changes in POC contract estimates, entities often have a number of immaterial changes in loss contingencies which may aggregate to a material amount when combined with one another; however, there is not a current disclosure requirement to provide an aggregate change in estimate disclosure for changes in loss contingencies.

•

On July 20, 2010, the FASB issued for exposure a draft Accounting Standards Update entitled “Contingencies (Topic 450): Disclosure of Certain Loss Contingencies” (the comment period deadline for this exposure draft ended on September 20, 2010). The exposure draft contemplated various disclosure requirements associated with contingencies, some of which relate to the required level of disclosure (e.g. aggregate vs. unit of account). Relevant excerpts from this exposure draft have been provided, in part, as follows (emphasis):

450-20-50-1F – An entity shall disclose the following about a loss contingency or classes (types) of similar loss contingencies that meet the disclosure threshold described in paragraphs 450-20-50-1C through 50-1E:

a. Qualitative information to enable users to understand the loss contingency’s nature and risks. For accrued loss contingencies, the terminology used shall describe the nature of the accrual, such as estimated liability. The term reserve shall not be used for an accrual made in accordance with paragraph 450-20-25-2; that term is limited to an amount of unidentified or unsegregated assets held or retained for a specific purpose.

...

c. For individually material contingencies, sufficiently detailed information to enable financial statement users to obtain additional information from publicly available sources such as court records.

d. When disclosure is provided on an aggregated basis, the basis for aggregation and information that would enable financial statement users to understand the nature, potential magnitude, and potential timing (if known) of loss.

...

g. For every annual and interim reporting period for which a statement of financial position and a statement of financial performance is presented by a public entity, reconciliations by class, in a tabular format, of recognized (accrued) loss contingencies to include all of the following:

1. Carrying amounts of the accruals at the beginning and end of the period

2. Amount accrued during the period for new loss contingencies recognized.

3. Increases for changes in estimates for loss contingencies recognized in prior periods.

4. Decreases for changes in estimates for loss contingencies recognized in prior periods.

5. Decreases for cash payments or other forms of settlements during the period.

Loss contingencies whose underlying cause and ultimate settlement occur in the same period should be excluded from the tabular reconciliation. A public entity shall describe the significant activity in the reconciliations described above and disclose the line items in the statement of financial position and the statement of financial performance in which recognized (accrued) loss contingencies are included...

450-20-55-1A – In determining the appropriate classes or types of loss contingencies for disclosure purposes, an entity should evaluate whether contingencies are sufficiently similar to be included in one class primarily on the basis of their nature, terms, and characteristics. For example, it may not be appropriate to aggregate amounts related to product warranties issued in an entity’s normal course of business with amounts related to warranties that are subject to litigation, or to aggregate contingencies related to environmental contingencies with product liabilities, warranties, or other loss contingencies that are dissimilar to environmental contingencies. Similarly, it may not be appropriate to aggregate amounts related to individual litigations with those related to class action lawsuits or to aggregate litigations in jurisdictions that have different legal characteristics that could affect the potential timing or the potential magnitude of the loss. Furthermore, it may not be appropriate to group together in one class loss contingencies that have significantly different timings of expected future cash outflows (that is, near term versus longer term).

450-20-55-1B – To determine the appropriate level of aggregation, an entity needs to exercise judgment and strike a balance between obscuring important information as a result of too much aggregation and overburdening financial statements users with excessive detail that may not assist them in understanding the nature, potential magnitude, and potential timing (if known) of the entity’s loss contingencies.

450-20-55-1D – Paragraph 450-20-50-1F(d) requires that if disclosures are provided on an aggregated basis, an entity should disclose information that would enable financial statement users to understand the nature, potential magnitude, and potential timing (if known) of loss contingencies.

These disclosure requirements were further elaborated upon in the Basis for Conclusions to the exposure draft, including the following relevant excerpted discussion:

BC21. ...Consistent with the aggregation principle, an entity can aggregate disclosures by classes of similar contingencies to avoid voluminous data for contingencies that may not be material individually but may be material in the aggregate. Item (d) above, therefore, would require additional qualitative disclosure when information is presented on an aggregated basis. Furthermore, disclosure about the potential timing of a loss contingency (for example, the next steps in its resolution) is limited to the extent it is known to the entity.

BC27. The tabular reconciliation disclosure proposed in the Exposure Draft would require an entity to reconcile the total amount recognized in the aggregate for loss contingencies in its statement of financial position at the beginning and the end of the period....

In reviewing the above, it appears the FASB contemplated and re-evaluated previous requirements related to the concept of aggregated disclosures for contingent liabilities. In its form outlined above, the exposure draft required disclosure of the aggregate amounts and changes related to recorded contingent liabilities (including aggregate changes related to changes in accounting estimates). As described, the FASB acknowledged the potential complexities these requirements may have when aggregating similar or dissimilar liabilities, and provided further considerations for companies to evaluate when exercising judgment in complying with the disclosure requirements. Of significant note in the above discussion on loss contingencies is that on July 9, 2012 the FASB voted to remove its project on disclosures of certain loss contingencies from its agenda.

While not determinative to the analysis herein, we do find it to be relevant that there is a potentially analogous area of existing GAAP where the disclosure requirements in their current form do not require disclosure of an aggregate amount relating to changes in accounting estimates, and further, that the FASB appeared to attempt to resolve this issue through establishing a requirement to provide an aggregate disclosure in some form. While such changes were contemplated for contingent liability disclosures, no similar project has been undertaken by the FASB or other relevant standard setting bodies to further elaborate or expand the current level of required disclosures surrounding changes in estimate for projects accounted for under the POC method of accounting.

•

In addition to the above discussion, we also noted a number of instances in the accounting literature where specific disclosure requirements are required in aggregation, in addition to requirements at an individual unit of account level. Such areas include the required disclosures for cost method investments and the disclosures for changes in estimated useful lives of intangible assets. While not necessarily determinative in the consideration herein, we do believe this provides a basis for the fact that in certain areas of accounting the FASB has deemed it necessary to clarify when disclosures of aggregate changes are required.

In evaluating the results of this survey of potentially analogous accounting literature, we find it relevant that there are a number of areas in GAAP in which the unit of account may pose disclosure considerations as to whether an aggregate change in estimate disclosure is required. There are a number of areas in GAAP in which the required disclosures are at a disaggregated level as opposed to an aggregated change in estimate level for an entire group of assets or liabilities. The FASB is currently seeking to clarify some of these issues; however, there are no current plans or agenda items that we are aware of at the FASB or any other standard setting bodies to deal with this question as it pertains to POC disclosures. This would appear to support the fact that when dealing with individually unique units of account, such as POC contracts, the current state of the accounting literature would indicate that the required level of disclosure is at the unit of account level, as opposed to at an aggregated level which may be more appropriate for a group of homogenous assets and liabilities.

Note: We recognize that there may be instances in GAAP where aggregation disclosures are in fact required, or where analysis is required both individually and in the aggregate.

However we do not believe that this establishes that disclosure of material changes in POC estimates in the aggregate is required.